UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Not for release, publication or distribution in any jurisdiction where it is unlawful to distribute this document.

21 March 2014

Abengoa, S.A. (the “Company”), in compliance with article 82 of the Spanish Securities Market Act, informs the Spanish securities market regulator (“Comisión Nacional del Mercado de Valores”) about the following

Significant Event

Abengoa Finance, S.A.U., a subsidiary of the Company, has launched an issue of bonds and has successfully completed the pricing process of such issue, which will amount to 500 million euro, with maturity on 31 March 2021, guaranteed by the Company and several of the Company’s subsidiaries (the “Notes”). The Notes have been priced at 100% of their nominal amount. The Notes will accrue interest at an annual rate of 6% payable semi-annually. The closing of the issue is expected to take place on 27 March 2014, once the customary conditions precedent for this type of issue have been met.

The net proceeds from the Notes will be on-lent by Abengoa Finance, S.A.U. to the Company on a permanent basis. In turn, the Company expects to set aside the net proceeds in the form of cash or readily marketable securities to repay €300 million of its Senior Unsecured Notes due February 2015, with the balance of net proceeds being used to prepay by 30 September 2014 a portion of its syndicated facility due in July 2015.

Miguel Ángel Jiménez-Velasco Mazarío

Secretario General

The information contained herein is not for publication or distribution, directly or indirectly, in any jurisdiction where the distribution of such information is restricted by law, and does not constitute an offer to sell, or solicitation of an offer to buy, securities.

The Notes and the related guarantees referred to herein have not been registered under the U.S. Securities Act of 1933, as amended. The Notes and the related guarantees may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended, or in any other jurisdiction other than in compliance with the laws of that jurisdiction. There is no intention to conduct a public offering of securities in the United States. This notice is issued pursuant to Rule 135c of the U.S. Securities Act of 1933, as amended.

The underwriters are acting on behalf of the Company and no one else in connection with the Notes and will not be responsible to any other person for providing the protections afforded to clients of the underwriters or for providing advice in relation to the Notes.

This notice and any other documents or materials relating to the issue of the Notes are for distribution within the United Kingdom only to persons who (i) have professional experience in matters relating to investments falling within article 19(5) of the financial services and markets act 2000 (the “FSMA”) (financial promotion) order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Financial Promotion Order or (iii) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue of the Notes may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “Relevant Persons”). This notice and any other documents or materials relating to the issue of the Notes are directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this notice an any other documents or materials relating to the issue of the Notes relates is available only to Relevant Persons and will be engaged in only with Relevant Persons

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

	By:	/s/ MIGUEL ÁNGEL JIMÉNEZ-VELASCO MAZARÍO
Name: Miguel Ángel Jiménez-Velasco Mazarío
Title: General Secretary

Date: March 21, 2014